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                                                                    Exhibit 99.7


BLOOMBERG

INTERVIEW WITH SURESH SENAPATY, CFO

CORRESPONDENT: India's largest traded software company Wipro says first quarter profit has gained 43%. To talk more about Wipro's earnings, the company's Chief Financial Officer, Suresh Senapathy, in Bangalore, joins me on the line now. Welcome to the program. So, what is behind the first quarter numbers?

SURESH: Well, what is behind is we had revenue of $195 million for our global IT services business, which is ahead of what the guidance that we had given last quarter, and the strong sequential revenue growth of about 6.4% in dollar terms was driven by 5% growth in IT services and 19% growth in IT-enabled services. We continue to see traction in volumes though there is a softening in the prices, and the enterprise segment continues to show strong growth.

CORRESPONDENT: What were the operating margins for the software business in the quarter?

SURESH: Operating margins for the software business for the quarter is about 22.2%.

CORRESPONDENT: How do you perceive competition from global players such as Accenture that are expanding in India?

SURESH: Well, you know, it is not new that Accenture is coming in to India and the other MNCs are coming into India, they have been there for quite sometime, though they are making aggressive attempts here. I suppose everybody has a place to play in this. The pie is large for the MNCs as well as the Indian companies. We have certain unique advantages in terms of the G&A cost as well as some of the quality processes that we have, whether it is CMM level 5 or PCMM level 5, on which we will always have a significant advantage vis-a-vis the increased customer satisfaction and the profitability.

CORRESPONDENT: Now you talked about customer satisfaction; are customers still pushing lower prices, if so by how much?

SURESH: Oh yes, it is an ongoing process because as you know there has been difficult environment which the customers are facing in US and other overseas markets. Most of the offshoring is happening primarily with a view to take out cost, there are continuous pressures, but the way to mitigate that is:

      a. Enhance the high profitability or high realization services going up the value chain,

      b.    Doing more and more offshore business,

      c. Enhancing utilization and sort of controlling the general administration cost, where we should be able to mitigate as much of the price pressure as possible.

CORRESPONDENT: Were the earnings reduced by cost related to the acquisition of NerveWire?
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SURESH: Yes, and even if you look at our segmental board we have given the separate numbers for NerveWire. NerveWire we had about Rs. 105 million, which is about $2.2 million of operating loss for the quarter and going forward I suppose for another one or two quarters we will continue to have losses till such time we fully turn it around by enhancing on the synergy area.

CORRESPONDENT: Alright, thank you very much for your participation in the program today, Chief Financial Officer.

SURESH: My pleasure, thank you very much.